UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934

                                 (Amendment No. ___ )


                           Value Vision International, Inc.

   ------------------------------------------------------------------

                                   (Name of Issuer)

                              Common Stock, $.01 par value

   ------------------------------------------------------------------

                            (Title of Class of Securities)

                                      92047K107
                         -------------------------------------
                                    (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO. 92047K107

   1    NAME OF REPORTING PERSON


             Merchant Partners, Limited Partnership


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                               -----

                                                           (b)   X
                                                               -----

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

                                        5    SOLE VOTING POWER
   NUMBER OF SHARES                                  None
   BENEFICIALLY OWNED
   BY EACH REPORTING                    6    SHARED VOTING POWER
   PERSON WITH                                       None

                                        7    SOLE DISPOSITIVE POWER
                                                     1,526,414 (1)


                                        8    SHARED DISPOSITIVE POWER
                                                     None



   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,526,414

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.0%

   12   TYPE OF REPORTING PERSON (See Instructions)
             PN


   (1) Power is exercised through its sole general partner, Merchant Advisors, Limited Partnership, a Delaware limited partnership.

   1    NAME OF REPORTING PERSON


             Merchant Advisors, Limited Partnership


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                               -----

                                                           (b)   X
                                                               -----

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

                                        5    SOLE VOTING POWER
   NUMBER OF SHARES                                  None
   BENEFICIALLY OWNED
   BY EACH REPORTING                    6    SHARED VOTING POWER
   PERSON WITH                                       None

                                        7    SOLE DISPOSITIVE POWER
                                                     None

                                        8    SHARED DISPOSITIVE POWER
                                                     1,526,414 (1)(2)

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,526,414

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.0%

   12   TYPE OF REPORTING PERSON (See Instructions)
             PN


   (1) Solely in its capacity as the sole general partner of Merchant Partners, Limited Partnership, a Delaware limited partnership.
   (2) Power is exercised through its sole general partner, Merchant Development Corp., a Delaware corporation.

   1    NAME OF REPORTING PERSON


             Merchant Development Corp.


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                               -----

                                                           (b)   X
                                                               -----

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

                                        5    SOLE VOTING POWER
   NUMBER OF SHARES                                  None
   BENEFICIALLY OWNED
   BY EACH REPORTING                    6    SHARED VOTING POWER
   PERSON WITH                                       None

                                        7    SOLE DISPOSITIVE POWER
                                                     None

                                        8    SHARED DISPOSITIVE POWER
                                                     1,526,414 (1)

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,526,414

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.0%

   12   TYPE OF REPORTING PERSON (See Instructions)
             PN


   (1) Solely in its capacity as the sole general partner of Merchant Advisors, Limited Partnership, a Delaware limited partnership, which is the sole general partner of Merchant Partners, Limited Partnership, a Delaware limited partnership.

   1    NAME OF REPORTING PERSON


             Dominic M. Mangone


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                               -----

                                                           (b)   X
                                                               -----

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

                                        5    SOLE VOTING POWER
   NUMBER OF SHARES                                  None
   BENEFICIALLY OWNED
   BY EACH REPORTING                    6    SHARED VOTING POWER
   PERSON WITH                                       None

                                        7    SOLE DISPOSITIVE POWER
                                                     None

                                        8    SHARED DISPOSITIVE POWER
                                                     1,526,414 (1)

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,526,414

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.0%

   12   TYPE OF REPORTING PERSON (See Instructions)
             IN

   (1) Solely in his capacity as one of the two directors and an executive officer and shareholder of Merchant Development
        Corp., a Delaware corporation, and the sole general partner of Merchant Advisors, Limited Partnership, which is the sole general partner of Merchant Partners, Limited Partnership.

   1    NAME OF REPORTING PERSON


             Raymond L. Bank


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                               -----

                                                           (b)   X
                                                               -----

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

                                        5    SOLE VOTING POWER
   NUMBER OF SHARES                                  None
   BENEFICIALLY OWNED
   BY EACH REPORTING                    6    SHARED VOTING POWER
   PERSON WITH                                       None

                                        7    SOLE DISPOSITIVE POWER
                                                     None

                                        8    SHARED DISPOSITIVE POWER
                                                     1,526,414 (1)

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,526,414

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.0%

   12   TYPE OF REPORTING PERSON (See Instructions)
             IN

   (1) Solely in his capacity as one of the two directors and an executive officer and shareholder of Merchant Development
        Corp., a Delaware corporation, and the sole general partner of Merchant Advisors, Limited Partnership, which is the sole general partner of Merchant Partners, Limited Partnership.

   ITEM 1 (A) NAME OF ISSUER:

        ValueVision International, Inc.

   ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        6740 Shady Oak Road
        Eden Prairie, MN  55344-3433

   ITEM 2 (A) NAME OF PERSON FILING:

        The names of the persons filing this statement (the
   "Reporting Persons") are Merchant Partners, Limited Partnership ("Merchant"), Merchant Advisors, Limited Partnership ("Advisors"), Merchant Development Corp., ("Development"), Dominic M. Mangone ("Mr. Mangone") and Raymond L. Bank ("Mr. Bank").

   ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

        The address of the principal office of each of Merchant, Advisors, and Development is 9690 Deereco Road, Timonium, Maryland 21093. Mr. Mangone's principal business address is 6 North 271 James Court, Medinah, Illinois 60157. Mr. Bank's principal business address is 9690 Deereco Road, Timonium, Maryland 21093.

   ITEM 2 (C) CITIZENSHIP:

        Merchant and Advisors are Delaware limited partnerships.
   Development is a Delaware corporation. Mr. Mangone and Mr. Bank are citizens of the United States of America.

   ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

        This statement relates to common stock, $0.01 par value, of the Issuer ("Common Stock").

   ITEM 2 (E) CUSIP NUMBER:   92047K107

   ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        This item is not applicable.

   ITEM 4    OWNERSHIP:

        According to the Company's Quarterly Report on Form 10-Q there were 28,884,498 shares of Common Stock ("Shares") outstanding on December 11, 1996. Accordingly, the Reporting
   Persons are assuming, as is permitted by applicable rules, that this was the number of Shares outstanding as of December 31, 1996. Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Act"), for purposes of determining the percentage of beneficial ownership, reportable securities that a reporting person has the right to acquire within 60 days are deemed to be reportable securities beneficially owned with respect to that person and issued and outstanding with respect to the issuer. Accordingly, the 1,526,414 Shares which Merchant presently has the right to acquire pursuant to warrants are considered issued and outstanding for purposes of determining the percentages of beneficial ownership reported herein. Therefore, for purposes of this Schedule 13G, the number of Shares issued and outstanding is assumed to be 30,412,912.

        (a)-(b) Merchant beneficially owns 1,526,414 Shares, which constitutes approximately 5.0% of the Shares outstanding as of December 31, 1996. Each of Advisors, Development, Mangone and Bank, through their relationship with Merchant, may be deemed to beneficially own all of such 1,526,414 Shares, constituting approximately 5.0% of the Shares outstanding.

        (c) Acting through Advisors, its general partner, Merchant has the sole power to dispose or direct the disposition of all of the 1,526,414 Shares and upon exercise of the warrants would have the sole power to vote or direct the vote of Shares issued upon such exercise. However, Advisors, as the sole general partner of Merchant, Development, as the sole general partner of Advisors, and Mr. Mangone and Mr. Bank, as the directors and officers of Development, each may be deemed to share investment control, and, to the extent of exercise of the warrants, voting control, with respect to such Shares.

        The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

   ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        This item is not applicable

   ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
             PERSON.

        No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

   ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY.

        This item is not applicable.

   ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

        This item is not applicable.

   ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

        This item is not applicable.

   ITEM 10   CERTIFICATION.

        This item is not applicable.

                                      SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

   Date: February 10, 1997

   MERCHANT PARTNERS, LIMITED            MERCHANT ADVISORS, LIMITED
     PARTNERSHIP                           PARTNERSHIP
   By:  MERCHANT ADVISORS, LIMITED       By:  MERCHANT DEVELOPMENT
          PARTNERSHIP,                          CORP.,
        its general partner                   its general partner

        By:  MERCHANT DEVELOPMENT CORP., By:  /S/ Raymond L. Bank
             its general partner              Raymond L. Bank,
                                              President

             By:  /S/ Raymond L. Bank
                  Raymond L. Bank, President

   MERCHANT DEVELOPMENT CORP.

   By:  /S/ Raymond L. Bank              /S/ Raymond L. Bank
        Raymond L. Bank,                 Raymond L. Bank
        President

                                         /S/ Dominic M. Magone
                                         Dominic M. Mangone

                                  EXHIBIT INDEX

        EXHIBIT A - Agreement to the Filing of Joint Statements on
   Schedule 13G Pursuant to Rules 13d-1(c) and 13d-1(f)